UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

      (Check One) [ ] Form 10-K and Form 10-KSB[ ] Form 20-F [ ] Form 11-K
                   [X] Form 10-Q and Form 10-QSB[ ] Form N-SAR

                      For Period Ended: September 30, 2000

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________________


Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________________


                                     PART 1
                             REGISTRANT INFORMATION


Full Name of Registrant: Price Net USA, Inc.

Former Name if Applicable: MNS Eagle Equity Group II, Inc.

Commission File No. 0-31319

Address of Principal Executive Office (Street and Number):

     2575 McCabe Way
     City, State and Zip Code: Irvine, CA 92614


                                    PART II
                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Registrant was unable to file the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000 without unreasonable effort or expense due to the delay of an independent third party providing financial information.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Donald J. Rackemann            949                         225-6200
          (Name)                (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narrative and quantitative, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of Operations for the Three Months Ended September 30, 2000 Compared to Three Months Ended September 30, 1999

Revenue
Revenue decreased to $176,036 for the three months ended September 30, 2000 from $2,823,789 for the comparable period in 1999 as a result of the significant reorganization and restructuring of our operation and customer base stemming from the termination of our Company President as well as the departure of certain field leadership associated with the president. Of the $176,036 revenue for the three months ended September 30, 2000, $43,703 represents independent mall site sales; merchandise sales and monthly service fees. The remainder represents long-distance phone service revenue of $132,333.

Cost of Sales
Cost of sales consists primarily of the costs of commissions paid to our network of independent sales representatives. Also included are refunds from prior period sales. Cost of sales decreased to $349,884 for the three months ended September 30, 2000 from $2,749,743 for the comparable period in 1999. This decrease was primarily attributable to our decrease in sales volume. Cost of sales for the three months ended September 30, 2000 outpaced total revenue for the period due to the large amounts of refund requests. As mentioned in the notes to the financial statements, refund requests are recorded immediately to the financial statements. However, most of the refund requests are subject to offset by commissions paid to the independent representatives and the offset amounts are not reflected in the financial statement. We expect the overall dollar cost of sales to increase in future periods to the extent that our sales volume increases but not as a percentage of revenue.

Operating Expenses
Selling, General and Administrative. Selling, general and administrative expenses consist of advertising and promotional expenditures, payroll and related expenses for executive and administrative personnel, facilities expenses, professional and consulting services expenses, travel and other general corporate expenses. Selling, general and administrative expenses increased to $1.7 million for the three months ended September 30, 2000 from $3.3 million for the comparable period in 1999. Two significant non-cash transactions totaling $679 thousand occurred during the three months ended September 30, 2000 as compared to the similar period, which contributed to the increased costs. They include the amortization of the goodwill associated with the NCN Communication acquisition for $328 thousand and the development fees associated with the set up of Price Net's shopping mall site for $351 thousand (paid for by issuing restricted common stock). Overall operating expenses are expected to decrease as a percentage of revenue during future periods because our sales of mall sites and merchandise are based on e-commerce, which allows increases in the volume of purchases without having to incrementally add overhead. We expect selling, general and administrative expenses to increase in absolute dollars as we continue to pursue advertising and marketing efforts, expand our locations worldwide, expand our staff and incur additional costs related to the growth of our business and being a public company.

Net Loss
We incurred a net loss of $(1,889,170) for the three months ended September 30, 2000 as compared to $(1,229,567) for the comparable period in 1999. Net loss for the three months ended September 30, 2000 was primarily affected by the non-cash transactions and refund requests as mentioned above.


                               Price Net USA, Inc.
                               -------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2000                   By: /s/ Donald J Rackemann
                                          Donald J Rackemann
                                          Chief Executive Officer